SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                                 RADVISION LTD.
                              (Name of Registrant)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION to Report Third Quarter 2006 Results on October 26 dated October 3, 2006.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION to Report Third Quarter 2006 Results on October 26

Tuesday October 3, 8:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that it will report its 2006 third quarter financial results on Thursday, October 26, 2006. The press release will be issued at approximately 8:00 a.m. (Eastern).

A conference call has been scheduled for 9:00 a.m. (Eastern) on that same day. To access the conference call, please dial 1-888-791-1856 (International dialers may call +1-210-234-0005) by 8:45 a.m. (Eastern) on October 26th. The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser:
www.radvision.com/Corporate/Investors/FinancialReports/.

Boaz Raviv, Chief Executive Officer, and Tsipi Kagan, Chief Financial Officer, will review the quarter's results and discuss the Company's future outlook on the call. Management also will be available for questions from the investment community.

A PowerPoint presentation highlighting key financial metrics will be available in the Investor Relations section of the company's website, www.radvision.com. The presentation will be available beginning at 8:00 a.m. (Eastern) on October 26th and remain on the site through the third quarter of 2006.

A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:59 p.m. (Eastern) on November 2nd. To access the replay, please dial 1-866-454-2130 (International dialers may call +1-203-369-1246).

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative services on converged IP and 3G networks, and highly scalable video-enabled desktop platforms for IP and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

Contact:

RADVISION
Tsipi Kagan, +1 201-689-6340
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date: October 5, 2006